

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 31, 2006

Mr. Marvin F. Romanow
Chief Financial Officer
Nexen Inc.
801 – 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

> **Re: Nexen Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **Filed July 14, 2006**
> **File No. 001-06702**

Dear Mr. Romanow:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Understanding the Oil and Gas Business, page 5

1.   We note you report the operating costs of your North Sea production was almost $15 per barrel, Syncrude was $27 per barrel, Canada heavy oil was $10.34 per barrel and you estimate future operating costs at Long Lake to be between $11

and $13 per barrel. Tell us the basis for the statement that most of your projects "...generate attractive returns with oil prices in the mid-US$20-per-barrel range."

Reserves Recognition, page 12

2.   You state in the first paragraph under this heading, and in the Special Note on page 80, that under SEC rules you are required to report bitumen reserves rather than the upgraded premium synthetic crude oil that you will produce and sell. Please revise your disclosures to clarify that you cannot report synthetic crude oil reserves under SEC rules because you have not yet demonstrated that the upgrading process you will be relying on is economically viable in a commercial environment.

Coal Bed Methane, page 13

3.   Please tell us if you have determined that there are proved reserves at Corbett. If so, tell us the volume, the basis for this estimate, the percentage that you classified as proved developed and proved undeveloped, and the number of wells producing and their individual production rates of gas and water.

Masila Block (Block 14), page 14

4.   You state that you have the right to produce oil from Masila into 2011. Please tell us the amount of your proved reserves that are attributable to this property; and the percent of proved reserves that are estimated to be produced from this property after the production sharing agreement expires.

5.   You state that the Government is entitled to approximately 72 percent of the profit oil, which includes a component for Yemen income taxes payable at a rate of 35 percent. Please tell us if you booked any of this oil, which is payable to Yemen for income taxes, as reserves. If so, tell us how much and explain the basis for that decision.

Executive Summary of 2005 Results, page 31

6.   You state that you added 82 million barrels equivalent of proved oil and gas and Syncrude reserves before royalties, replacing the majority of your 2005 production of 90 million barrels equivalent. As royalties are not volumes that are net to your interest, we believe that certain revisions would enhance the meaningfulness of this disclosure.

        Based on the reserve reconciliation tables on pages 126 and 127, it appears you added 40 million barrels of net equivalent oil reserves, and 15 million equivalent net barrels of minable bitumen reserves, while producing 64.5 million barrels of net oil equivalent and bitumen reserves. Because you also sold 41.3 million barrels equivalent in place, it appears your net added reserves for the period were 13.7 million barrels, or 21 percent of your net production. Please revise your document to clarify this disclosure.

Risk Factors, page 62

7.   Please revise your document to remove mitigating language from your risk factors, such as that related, but not limited, to the following passages "we attempt to mitigate the risks to an acceptable level," "we have undertaken several initiatives to mitigate the potential risks," and "we take precautionary measures."

8.   Please revise your disclosure on page 68 to more clearly identify specific aspects of the risk discussed under Commitments to Projects Under Development.

9.   Please add a risk factor to explain that because your proved undeveloped reserves have increased from 22 percent of your total reserves in 2003 to 42 percent of your total reserves in 2005, there is greater uncertainty as to how your future results will compare to historical results, given the possibility for material revisions in your undeveloped reserve estimates.

Oil and Gas Accounting – Reserves Determination, page 70

10.   As you state that you have 80 percent of your reserves assessed by independent qualified reserves consultants, please revise your disclosure to further describe the nature of the assessment so that the scope of the engagement is clear; and to include the names of those consultants to comply with Instruction 4.B to Item 102 of Regulation S-K.

11.   Please provide us a copy of the independent consultant's reserve report.

Special Note to Canadian Investors, page 80

12.   You indicate that the SEC does not require separate disclosure of proved undeveloped reserves. However, this is only true if they are not material. As it appears that your proved undeveloped reserves are material, we believe that you should revise your filing to include separate disclosure of these quantities, on an equivalent basis.

13.   You also indicate that the SEC does not require the disclosure of future development costs of undeveloped reserves.   This information is required under the Standardized Measure disclosure as stated in paragraph 30(b) of SFAS 69.

Please correct your disclosure. Tell us whether the amount of future development costs disclosed on page 130 is a comprehensive measure, covering all of your undeveloped reserves.

14.   You indicate that you would recognize a certain number of barrels of proved synthetic reserves if you were reporting under NI 51-101. As these are unproved reserves under SEC rules, please revise your document to remove these volumes from your filing.

Financial Statements

Note 21 – Difference Between Canadian and U.S. Generally Accepted Accounting Principles, page 119

15.   We note your disclosure under note viii on page 122. Clarify for us how you accounted for the modification of your stock option plan to a tandem option plan under U.S. GAAP. Specifically, explain why your accounting for the option plan modification resulted in a credit for your pro forma expense, and why your pro forma expense was accounted for as an adjustment to retained earnings with a corresponding decrease to your net income.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief